UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

COMMISSION FILE NO. 1-34242

DNB FIRST 401(k) RETIREMENT PLAN

4 Brandywine Avenue
Downingtown, Pennsylvania 19335
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

DNB FINANCIAL CORPORATION
4 Brandywine Avenue
Downingtown, Pennsylvania 19335
(Name of issuer of the securities
held pursuant to the Plan and the
address of its principal executive office)

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Exhibit

Consent of Fischer Cunnane & Associates Ltd, Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To Participants and Administrators
  of the DNB First 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the DNB First 401(k) Retirement Plan (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2010, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Fischer Cunnane & Assoc. Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

June 23, 2011
West Chester, Pennsylvania

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	December 31
	2010	2009
Assets

Investments, at fair value:
Mutual Funds	$3,588,798	$3,416,761
Money Market Funds	382,318	436,999
Common Stock	970,082	536,712
	4,941,198	4,390,472

Receivables:
Employer's Contribution	55,050	50,267

Total Assets	4,996,248	4,440,739

Liabilities

Accrued Expenses	3,977	4,925

Total Liabilities	3,977	4,925

Net Assets Available for Benefits	$4,992,271	$4,435,814

See accompanying notes.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Statements of Changes in Net Assets Available for Benefits
December 31, 2010 and 2009

	December 31
	2010	2009
Additions:

Investment Income:
Net appreciation in fair value of instruments	$658,454	$374,419
Dividends, Interest and Other	104,566	96,222
Total Investment Income	763,020	470,641

Contributions:
Participants'	479,141	446,155
Employer's	214,927	199,386
Rollovers into plan for new employees	30,695	176,889
Total Contributions	724,763	822,430
Total Additions	1,487,783	1,293,071

Deductions:

Deductions from net assets attributed to:
Benefits paid to participants	902,511	356,601
Investment expenses	28,815	27,997
Total Deductions	931,326	384,598

Net Increase	556,457	908,473

Net Assets Available for Benefits
Beginning of year	4,435,814	3,527,341
End of year	$4,992,271	$4,435,814

See accompanying notes.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General.  The Plan is a defined contribution plan, which covers employees of DNB First (the “Company”).  Those employees eligible to participate in the Plan become eligible for the Plan immediately when employment begins.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions.  Each year, participants may contribute an amount up to 100% of pre-tax annual compensation.  For 2010 and 2009 this was limited to $16,500 excluding rollover contributions and catch-up contributions, respectively, as defined by the IRS.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company may, at its discretion, match contributions each year. In 2010 and 2009, the Company did not make any matching contributions. The Plan also allows the Company to make additional discretionary contributions and qualified non-elective contributions.  There were no discretionary contributions for 2010 and 2009. Qualified non-elective contributions for 2010 and 2009 were $214,927, and $199,386, respectively.  All qualified non-elective contributions were invested in Company stock.

Effective July 1, 2005, the Plan was amended to include the option for the participants to invest in Company stock and to permit the employer matching contribution and qualified non-elective contributions to be made in Company stock.  In addition, the Plan was amended to allow for an employer discretionary contribution.  The amendment also allowed the Plan to have multiple trust agreements in effect.

Vesting. Participants are 100% vested immediately in employee and employer matching contributions and qualified non-elective contributions plus actual earnings thereon.  Participants are 100% vested in additional discretionary contributions made by the Company after three years of vested service.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses and Plan losses.  Allocation of expenses are based on participant earnings or account balances, as defined.

Participant Loans. The Plan does not allow Participants to borrow from their fund accounts.

Plan Termination.  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Payment of Benefits. In general, amounts held in the participant’s account are not distributable until the participant terminates employment, reaches age 59-1/2, dies or becomes permanently disabled.  At that time, the participant may receive a lump-sum amount equal to the vested value of his or her account.  Participants may also withdraw funds in certain situations.

As of December 31, 2010 and 2009, $958,438 and $950,011, respectively, of the Plan's assets were allocated to the accounts of persons who have terminated employment with the employer, but have not been paid.

Forfeited Accounts.  Effective January 1, 2005, forfeited accounts are used to offset future employer contributions.  There was $310 and $1,615 in forfeited accounts used in 2010 and 2009, respectively.  There was $6,304 and $5,580 of the forfeited accounts available to offset future employer contributions at December 31, 2010 and 2009, respectively.  Prior to January 1, 2005, forfeited accounts would have been allocated to each person who was an eligible participant on the last day of the Plan year.    Effective December 1, 2006, forfeitures may first be used to pay administrative expenses.

Administrative Expenses.  Each participant's account is charged with an allocation of certain administrative expenses.  Allocations of expenses are based on participant earnings or account balances, as defined.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of The DNB First 401(k) Retirement Plan have been prepared in conformity with accounting principles generally accepted in the United States.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s investments are stated at fair value.   Shares of mutual funds, money market funds and DNB Financial Corporation common stock are valued at quoted prices, which represent the net asset value of shares held by the Plan at December 31, 2010 and 2009.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

In January 2010, the FASB issued guidance requiring new disclosures about significant transfers into and out of Level 1 and Level 2 fair value measurements and clarifies existing fair value disclosures regarding the level of disaggregation, as well as inputs and valuation techniques used to measure fair value.  In addition, the guidance requires information to be disclosed on a gross basis related to purchases, sales, issuances and settlements in the Level 3 reconciliation.  The guidance is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures, which are effective for annual periods beginning after December 15, 2010.  Management does not expect this adoption to have a material impact on the Plan's financial statements.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

NOTE 3 – EXEMPT PARTY IN INTEREST AND RELATED PARTY TRANSACTIONS

Schwab Trust is the Trustee for all Plan investments including DNB Financial Corporation’s common stock held as an investment for the Plan and Newport Group Retirement Plan Services (“Newport”) is the Plan’s administrator and record-keeper. The Plan’s investments include twenty-seven mutual and money market funds as well as the DNB Financial Corporation’s common stock. Newport Group Retirement Plan Services, Schwab Trust and its affiliates are parties in interest to the Plan. DNB Financial Corporation is also a party in interest to the Plan.

NOTE 4 – NON EXEMPT PARTY IN INTEREST TRANSACTIONS

The Company remitted participant contributions for one pay period subsequent to the date required by Department of Labor Regulation 2510.3-102. Participant contributions for the May 31, 2010 payroll in the amount of $19,598 were remitted to the Plan on July 2, 2010. The Company will file form 5330 with the Internal Revenue Service and pay an excise tax related to the non exempt party in interest transaction. The Company calculated and remitted to the Plan during 2010 an amount representing the earnings that the contributions would have earned if they had been deposited timely.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 5 - TAX STATUS

The Plan is currently evidenced by a prototype document sponsored by Newport Group Retirement Plan Services. Newport Group Retirement Plan Services has received a determination letter dated June 3, 2004 from the Internal Revenue Service stating that the prototype document complies with Section 401(a) of the Internal Revenue Code.  The Plan is deemed to comply with Section 401(a) of the Internal Revenue Code based on the favorable letter issued to Newport Group Retirement Plan Services.  The Plan administrator and the Plan’s tax counsel believe that the Plan has been and is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken, or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

NOTE 6 - INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets at December 31, 2010 and 2009 are as follows:

	December 31
	2010	2009
Russell Balanced Strategy Fund	$853,301	$694,144
Russell EQ Aggressive Strategy Fund	447,395	499,795
Russell Aggressive Strategy Fund	1,056,756	1,048,864
* Schwab Retirement Advantage Money Market	382,255	436,327
* DNB Financial Corporation Common Stock, $1 par value	970,082	536,712

*Represents party in interest transactions.

During 2010 and 2009, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $763,020 and $470,641, respectively.  All investments in the Plan are made in mutual funds, money market funds and employer securities.  The net (depreciation) appreciation in fair value excluding dividends, interest and other is as follows:

	December 31
	2010	2009
Mutual Funds	$396,659	$619,839
Employer Securities	261,795	(245,420)

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 7 – ADMINISTRATIVE EXPENSES

The Company pays certain administrative expenses and consulting expenses of the Plan.  All investment and related expenses are paid from the net assets of the Plan.  Investment expenses of $24,838 and $23,072 were paid to parties-in-interest during 2010 and 2009, respectively.

NOTE 8 – PLAN AMENDMENTS

Effective January 1, 2005, the Plan was amended to include certain safe harbor elections under the Internal Revenue Code.  The amendment, among other things, includes provisions to include bonuses in the definition of pay, a limit of 6% on elective salary deferrals matched by the Company and the elimination of the employer discretionary match and related vesting service requirement.  In addition, employer qualified non-elective contributions will equal 3% of pay.  Participants will no longer be required to be an active participant at the end of the Plan year to be included in employer qualified non-elective contributions.  Such contributions will be allocated to participants when made.

Effective July 1, 2005, the Plan was amended to include the option for the participants to invest in Company stock and to permit the employer matching contribution and qualified non-elective contributions to be made in Company stock.  In addition, the Plan was amended to allow for an employer discretionary contribution.

Effective December 1, 2006, the Plan was restated to reflect certain administrative and regulatory changes to the Plan.  Such changes include, among other things, the addition of a Roth 401(k) feature, automatic elective deferral contributions feature, and changes in the provisions for disposition of forfeitures.

Effective December 2009, the Plan was amended to reflect certain regulatory changes to the Plan, including changes regarding a participant's military service.

NOTE 9 – NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

DNB Financial Corporation Stock:

	2010	2009
Net Assets-beginning of year	$409,845	$439,641
Changes in Net Assets:
Contributions	209,834	224,338
Net (loss) income	222,507	(160,505)
Benefits paid and transfers	(108,323)	(93,629)
Net Assets-end of year	$733,863	$409,845

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 10– FAIR VALUE MEASUREMENTS

The Plan follows ASC 820, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•
Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2010.

•	Mutual funds and money market funds: Valued at the net asset value of shares held by the Plan at year end, based on observable market quotations.

•
Company stock: The fair values of these securities are based on observable market quotations and are valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 10– FAIR VALUE MEASUREMENTS (continued)

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2010
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
Aggressive allocation portfolio	$1,544,138	$1,544,138	$—	$—
Bond	167,077	167,077	—	—
Conservative allocation portfolio	244,530	244,530	—	—
Global bond	23,653	23,653	—	—
Global real estate portfolio	44,469	44,469	—	—
International equity portfolio	184,908	184,908	—	—
Moderate Allocation Portfolio	872,375	872,375	—	—
US large cap equity portfolio	243,304	243,304	—	—
US mid cap equity portfolio	178,892	178,892	—	—
US small cap equity portfolio	85,452	85,452	—	—
Money market	382,318	382,318	—	—
Company stock	970,082	970,082	—	—

Total investments	$4,941,198	$4,941,198	$—	$—

	Assets at Fair Value as of December 31, 2009
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
Aggressive allocation portfolio	$1,554,517	$1,554,517	$—	$—
Bond	135,598	135,598	—	—
Conservative allocation portfolio	423,753	423,753	—	—
Global bond	17,733	17,733	—	—
Global real estate portfolio	27,666	27,666	—	—
International equity portfolio	160,756	160,756	—	—
Moderate Allocation Portfolio	704,511	704,511	—	—
US large cap equity portfolio	212,286	212,286	—	—
US mid cap equity portfolio	105,546	105,546	—	—
US small cap equity portfolio	55,889	55,889	—	—
Target retirement funds	18,506	18,506	—	—
Money market	436,999	436,999	—	—
Company stock	536,712	536,712	—	—

Total investments	$4,390,472	$4,390,472	$—	$—

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 11– SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 24, 2011, the date on which the financials were issued.

NOTE 12 – RECONCILIATION TO FORM 5500

The following is a reconciliation of the Financial Statements to Form 5500 for the year ended December 31, 2010.

Net Assets Available for Benefits - per the Financial Statements	$4,992,271
Less: Employer's Contribution Receivable	(55,050)
Plus: Accrued Expenses	3,977
Net Assets Available for Benefits - per the Form 5500	$4,941,198

Total Additions to Net Assets - per the Financial Statements	$1,487,783
Less: Employer's Contribution Receivable @ 12/31/2010	(55,050)
Plus: Employer's Contribution Receivable @ 12/31/2009	50,267
Total Income - per Form 5500	$1,483,000

Total Deductions to Net Assets - per the Financial Statements	$931,326
Less: Accrued Expenses @ 12/31/2010	(3,977)
Plus: Accrued Expenses @ 12/31/2009	4,925
Total Expenses - per Form 5500	$932,274

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Schedule H, Line 4i - Assets (Held at End of Year)

EIN: 23-0534545		As of December 31, 2010
Plan number: 002
	Identity of Issuer	Description of Investment	Current Value
		Registered Investment Company
	American Beacon Advisors	American Beacon Large Cap Value	$ 77,916
		Registered Investment Company
	The American Funds	American FD Bond Fund of America	117,286
		Registered Investment Company
	The American Funds	Capital World Bond Fund CL R5	23,653
		Registered Investment Company
	Columbia Management Distributors, Inc	Columbia Acorn FD CL Z	48,707
		Registered Investment Company
	Columbia Management Distributors, Inc	Columbia Mid Cap Value Z	57,220
		Registered Investment Company
	Columbia Management Distributors, Inc.	Columbia Small Cap Growth I CL Z	37,912
		Registered Investment Company
	Columbia Management Distributors, Inc.	Columbia Small Cap Value II	32,133
		Registered Investment Company
	The American Funds	American Europacific Growth Fund R5	94,399
		Employer Security
*	DNB Financial Corporation	DNB Financial Corp Common Stock	970,082
		Registered Investment Company
	Fidelity Investments	Delaware Emerging Markets	83,790
		Registered Investment Company
	Frank Russell Investment Co.	Frank Russell Real Estate Securities Fund	44,469
		Registered Investment Company
	Pacific Investment Management Company LLC	Pimco Total Return D	117,633
		Registered Investment Company
	Frank Russell Investment Co.	Russell Growth Fund CL S	1,056,756
		Registered Investment Company
	Frank Russell Investment Co.	Russell Balanced Strategy Fund CL S	853,301
		Registered Investment Company
	Frank Russell Investment Co.	Russell Conservative Strategy CL S	114,612
		Registered Investment Company
	Frank Russell Investment Co.	Russell EQ Aggressive Strategy Fund CL S	447,395
		Registered Investment Company
	Frank Russell Investment Co.	Russell Moderate Strategy Fund	23,530
		Registered Investment Company
*	Charles Schwab and Co., Inc.	Schwab Retirement Advantage MM	382,255
		Registered Investment Company
*	Charles Schwab and Co., Inc.	Stock Liquidity Fund	63
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Bond Index Short Term	27,181
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Life Strategy Moderate Growth Fund	19,074
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Life Strategy Growth	39,987
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard LS Income Fund	60,939
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard LS Conservative Growth Fund	45,449
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Mid Cap Index	72,965
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard 500 Index Fund Investor SHS	48,102
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Small Cap Index	15,407
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Total International Stock Index	6,719
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Total Bond Market Index	22,263
* Represents party-in-interest transactions.

DNB FIRST 401(k) RETIREMENT PLAN
FORM 5500, SCHEDULE H, PART IV, Line 4a—
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2010 Plan #002 EIN# 23-0534545

Total That Constitute Nonexempt Prohibited
Transactions

Total Fully
Corrected
			Contributions	under VFCP
	Contributions	Contributions	Pending	and
	Not	Corrected	Correction	PTE
Participant Contributions Transferred	Corrected	Outside VFCP	in VFCP	2002-51
Late to the Plan

	$	$19,598	$	$

Participant contributions for one pay period amounting to $19,598 were remitted subsequent to the date required by the Department of Labor. For additional details, please see Note 4 of the Plan financial statements.

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, DNB First, National Association, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DNB First 401(k) Retirement Plan

	By:	/s/ Gerald F. Sopp
Gerald F. Sopp
Chief Financial Officer and Executive
Vice President
DNB First, National Association

	By:	/s/ Bruce E. Moroney
Bruce E. Moroney
Chief Accounting Officer and Executive Vice President
DNB First, National Association

June 24, 2011

Index to Exhibits

Exhibit No. Under Item 601 of Regulation S-K	Description of Exhibit and Filing Information
23	Consent of Independent Registered Public Accounting Firm